SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No.8)*
                             Gristede's Foods, Inc.
                      ------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.02 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   398635-10-2
                                   -----------
                                 (CUSIP Number)

                              Martin R. Bring, Esq.
                      Wolf, Block, Schorr & Solis-Cohen LLP
                                 250 Park Avenue
                            New York, New York 10177
                             Tel. No. (212) 986-1116
                             -----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 2, 1999
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 10 Pages)
--------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 398635 10 2                                         Page 2 of 10 Pages


1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John A. Catsimatidis

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     6,009,776

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     12,473,974

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     6,009,776

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     12,473,974

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,483,750

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     91.7%

14   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 398635 10 2                                         Page 3 of 10 Pages


1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Red Apple Group, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     0

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     12,346,274

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     0

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     12,346,274

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,346,274

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.9%

14   TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          The Statement on Schedule 13D dated October 7, 1986, as amended by Amendment No. 1 dated January 27, 1988 ("Amendment No. 1"), Amendment No. 2 dated June 28, 1988, Amendment No. 3 dated July 28, 1988, Amendment No. 4 dated July 14, 1989, Amendment No. 5 dated November 8, 1994, Amendment No. 6 dated February 27, 1995 and Amendment No. 7 dated December 8, 1997 is further amended as follows:

Item 1.  Security and Issuer.

          Item 1 is amended to read in its entirety as follows:

          "This Statement relates to the Common Stock, par value $0.02 per share (the "Shares"), of Gristede's Foods, Inc. (formerly, Sloan's Supermarkets, Inc. and Gristede's Sloan's, Inc. and hereinafter the "Company"). The address of the Company's principal executive office is 823 Eleventh Avenue, New York, New York 10019-3535."

Item 3.  Source and Amount of Funds or Other Consideration.

          Item 3 is amended by adding the following to the end thereof:

          "During the period from December 10, 1997 to July 23, 1999, an entity controlled by Catsimatidis purchased an aggregate of 117,700 Shares for an aggregate purchase price (excluding commissions) of $266,450. The entire purchase price was paid for from the entity's working capital.

          During the period from January 8, 1998 to August 17, 1999, Catsimatidis purchased as a gift to and as custodian for, his children an aggregate of 81,900 Shares for an aggregate purchase price (excluding commissions) of $187,687.50. The entire purchase price was paid for with personal funds of Catsimatidis.

          During the period from July 26, 1999 to August 30, 1999, Catsimatidis purchased for his own account an aggregate of 77,300 Shares for an aggregate purchase price (excluding commissions) of $250,362.50. The entire purchase price was paid for with personal funds of Catsimatidis."

Item 5.  Interest in Securities of the Issuer

          Item 5 is amended to read in its entirety as follows:

          "(a)-(b) The aggregate number and percentage of the class of shares beneficially owned by Catsimatidis, directly or indirectly, as of September 10, 1999 is 18,483,750 Shares and 91.7%, respectively. Catsimatidis has sole voting power and investment power with respect to 6,009,776 of the Shares beneficially owned by him and shares voting power and investment power with respect to 12,473,974 of the Shares with entities controlled by him. The number of Shares beneficially owned by Catsimatidis and as to which he has sole voting and investment power includes 275,000 Shares which may be issued to him upon exercise of the 1994 Options and 250,000 Shares which may be issued to him upon exercise of the 1996 Options. See Item 3, herein.

          The aggregate number and percentage of the class of shares beneficially owned by Group, directly or indirectly, as of September 10, 1999 is 12,346,274 Shares and 62.9%, respectively. Group shares voting power and investment power with respect to all of such Shares with Catsimatidis and also shares voting and investment power with respect to 15,730 of such Shares with entities controlled by Group.

          Other than Catsimatidis, none of the directors or executive officers of Group beneficially own any Shares.

          Catsimatidis, by virtue of being the sole stockholder of Group, may be deemed to beneficially own the Shares which Group or its direct or indirect subsidiaries own of record.

          Group may be deemed to beneficially own the Shares owned of record by its direct or indirect subsidiaries.

          (c) During the last 60 days Group did not directly or indirectly effect any transaction in the Shares. Set forth below is a table listing all transactions in Shares effected during the last 60 days, directly or indirectly by Catsimatidis. All of such transactions were purchases made in open market transactions.



                          Number of Shares     Aggregate Purchase Price
Transaction Date             Purchased          (Excluding Commissions)
----------------             ---------          -----------------------

7/19/99                        2,600                $  4,712.50

7/20/99                          500                   1,000.00
7/20/99                        2,200                   4,950.00
7/20/99                          500                   1,062.50
7/20/99                          900                   2,137.50
7/20/99                          500                   1,312.50

7/21/99                          500                   1,343.75
7/21/99                        9,300                  23,250.00
7/21/99                        3,300                   8,456.25
7/21/99                        1,500                   3,937.50
7/21/99                        4,200                  11,550.00

7/22/99                          400                   1,125.00
7/22/99                        1,000                   2,875.00
7/22/99                          500                   1,312.50

                          Number of Shares     Aggregate Purchase Price
Transaction Date             Purchased          (Excluding Commissions)
----------------             ---------          -----------------------
7/23/99                          900                   2,587.50

7/26/99                        6,000                  18,000.00

7/28/99                        1,200                   3,450.00
7/28/99                        1,500                   4,500.00

7/29/99                          500                   1,500.00
7/29/99                        1,000                   3,062.50

8/2/99                         3,700                  10,175.00

8/3/99                         1,000                   2,875.00
8/3/99                           500                   1,468.75
8/3/99                         4,300                  12,900.00
8/3/99                         1,000                   3,062.50
8/3/99                         2,100                   6,562.50

8/4/99                         1,000                   3,000.00
8/4/99                           500                   1,562.50
8/4/99                           500                   1,625.00

8/5/99                           500                   1,687.50

8/6/99                           500                   1,718.75

8/9/99                         1,700                   5,631.25
8/9/99                         8,700                  30,450.00
8/9/99                         1,100                   3,781.25
8/9/99                           500                   1,781.25

8/10/99                        5,000                  16,250.00
8/10/99                        1,500                   5,812.50

8/11/99                        2,000                   7,375.00
8/11/99                          500                   1,937.50

8/12/99                          700                   2,537.50
8/12/99                        1,800                   6,750.00
8/12/99                          700                   2,712.50

8/13/99                        2,000                   7,625.00
8/13/99                          500                   1,781.25
8/13/99                        1,500                   5,531.25

                          Number of Shares     Aggregate Purchase Price
Transaction Date             Purchased          (Excluding Commissions)
----------------             ---------          -----------------------
8/16/99                        2,000                   7,750.00
8/16/99                        1,400                   5,337.50
8/16/99                          300                   1,106.25

8/17/99                        1,000                   3,625.00
8/17/99                        1,100                   4,125.00

8/20/99                       10,000                  33,750.00

8/23/99                        9,500                  29,687.50
8/23/99                        1,000                   3,250.00
8/23/99                          500                   1,687.50

8/30/99                        1,000                   3,500.00
8/30/00                        5,200                  15,600.00


          (d) Not applicable.
          (e) Not applicable."

Item 7.  Material to be Filed as Exhibits

          Exhibit 1 - Joint Filing Agreement dated September 10, 1999**





--------
     **   Filed herewith

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 1999

                                               /s/ John A. Catsimatidis
                                               ------------------------
                                               JOHN A. CATSIMATIDIS


                                               RED APPLE GROUP, INC.


                                               BY: /s/ John A. Catsimatidis
                                                   ------------------------
                                                   JOHN A. CATSIMATIDIS,
                                                     CHAIRMAN OF THE BOARD

                                                                       EXHIBIT I

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Gristede's Foods, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 10th day of September, 1999.



                                               /s/ John A. Catsimatidis
                                               ------------------------
                                               JOHN A. CATSIMATIDIS


                                               RED APPLE GROUP, INC.


                                               BY: /s/ John A. Catsimatidis
                                                   ------------------------
                                                   JOHN A. CATSIMATIDIS,
                                                     CHAIRMAN OF THE BOARD